Brent B. Siler (202) 728-7040 bsiler@cooley.com	VIA EDGAR

May 14, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:                    Mr. Jeffrey Riedler

Mr. John Krug

Mr. Preston Brewer

Ms. Christine Torney

Mr. Jim Rosenberg

Re:                             Aclaris Therapeutics, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted April 2, 2015

CIK No. 0001557746

Ladies and Gentlemen:

On behalf of our client, Aclaris Therapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 29, 2015 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on April 2, 2015.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Our Business, page 1

1.                                      Please revise your disclosure to clarify the distinction and import between the terms “clinically relevant” and “statistically significant” where these terms first appear.  For example, we note you state on page 1 “[i]n these trials, following one or two applications of A-101, we observed clinically relevant and statistically significant improvements in clearing SK lesions on the face, trunk and extremities of the body.”

Response to Comment 1:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 1 and 68 of the Amended DRS.

Strategy, page 2

2.                                      Where appropriate in your list of key strategic components, please revise to clarify, if true, that you currently do not have any collaboration or licensing agreements and have not acquired any additional drug candidates.

Response to Comment 2:

In response to the Staff’s comment, the Company has expanded the disclosure on page 70 of the Amended DRS.

We will incur increased costs and demands upon management as a result …, page 47

3.                                Please expand this risk factor to include an estimate of the additional legal, accounting and other costs you expect to incur as public company.

Response to Comment 3:

In response to the Staff’s comment, the Company has expanded the disclosure on page 46 of the Amended DRS.

Industry and Market Data, page 48

4.                                You state that “[i]ndustry publications and third-party research, surveys and studies…do not guarantee the accuracy or completeness of such information.” Please revise your disclosure to remove this statement as it could be understood to implicitly disclaim your liability for information contained in your registration statement or, alternatively, specifically state that you are responsible for the referenced information.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Amended DRS.

Use of Proceeds, page 49

5.                                      Please revise your disclosure that you expect the offering proceeds to allow you to complete your “planned clinical trials” of A-101 to specify, if true, that the proceeds will allow you to complete all three of your planned Phase 3 clinical trials and to seek regulatory approval of A-101 for the treatment of SK.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Amended DRS.

6.                                      Please revise this section to disclose to what stage of development you anticipate reaching as a result of your allocation of proceeds for the research and development of A-101 for the treatment of common warts and A-102 for the treatment of SK and common warts.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Amended DRS.  The Company advises the Staff that it is not able at this time to determine what stage of development will be reached for A-102 because the product candidate is still in preclinical development, as disclosed in the Amended DRS, and the Company has not yet completed its clinical development plans for this product candidate.

Stock Based Compensation, page 60

7.                                      Please revise your disclosures to include a discussion of the assumptions used in the probability-weighted expected return method used in the valuation of the common stock shares at each valuation date.

Response to Comment 7:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 61-62 of the Amended DRS.  The Company advises the Staff that, in each of its third-party valuations performed as of the dates disclosed in the Amended DRS, it used the hybrid method, as opposed to the probability-weighted expected return method.

8.                                      We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response to Comment 8:

The Company acknowledges the Staff’s comment.  Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining the reasons for the difference between the most recent valuations of its common stock and the estimated offering price.

A-101 Mechanism of Action, page 72

9.                                      We note your graphic and pre- and post-treatment photos on page 73 that illustrate this mechanism of action for A-101 and its results in a patient who responded to treatment with A-101. In the absence of sufficient information accompanying the pre- and post- treatment photographs, potential investors may be unable to put such pictures in their proper context.  For example, it is unclear whether the examples shown on the pages are fair representations of the observed outcomes of your trials.  Nor is it clear how the “before” and “after” photographs depicted compare to photographs of the larger spectrum of patients.  The photographs raise a host of questions, including:

•                  What criteria was used to select this patient from among the larger patient population;

•                  How does the patient depicted in the photographs relate to the other patients and overall results; and

•                  How do the pictures shown compare to the pictures of other patients in the trials.

Accordingly, please remove these photographs from your registration statement.

Response to Comment 9:

In response to the Staff’s comment, the Company has deleted the referenced photographs on page 74 of the Amended DRS.

Clinical Development, page 74

10.                               Please expand the discussion concerning the three Phase 2 clinical trials to disclose the number of subjects receiving each of the product concentrations administered and the control, respectively.

Response to Comment 10:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 75 and 77-78 of the Amended DRS.

Clinical Development, page 74

11.                               We note you submitted an IND for A-101 in September 2013 and propose to have a post-Phase II meeting with the FDA later this year.  We also note that based on discussions with the FDA you believe your drug candidates and applicator will be reviewed and approved as a single product.  Please expand your disclosure to include a summary of the dates and substance of your material discussions and other communications with the FDA pertaining to your candidates.

Response to Comment 11:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 75 and 89 of the Amended DRS.

Investigator-Sponsored trial, page 82

12.                               We note your disclosure on page 82 regarding a trial conducted by a physician- investigator using an A-101 topical solution in subjects with common warts.  Please provide additional information about this trial including:

•                  The indication(s) listed on the IND application;

•                  The date of the IND submission to the FDA;

•                  The name of the investigator;

•                  The demographic characteristics of the persons who were studied and how they were recruited; and

•                  The location(s) of the trial.

Response to Comment 12:

In response to the Staff’s comment, the Company has expanded the disclosure on page 83 of the Amended DRS.

Manufacturing, page 83

13.                               Please briefly discuss each party’s ability to terminate your supply agreement with PeroxyChem LLC.

Response to Comment 13:

In response to the Staff’s comment, the Company has expanded the disclosure on page 85 of the Amended DRS.

14.                               The long-term supply or service agreements for the clinical and commercial supply of the pen-type applicator and final finished packaged drug product appear to be material. Please provide expanded disclosure describing the material terms of these agreements and file the agreements as exhibits.  Alternatively, please provide an analysis as to why you are not substantially dependent upon the agreements.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Amended DRS.  The Company advises the Staff that it does not believe that it is substantially dependent upon the agreements with its suppliers of materials other than PeroxyChem for the API in its A-101 drug candidate.  Each of the Company’s agreements with the other suppliers was made in the ordinary course of the Company’s business, and the Company is not substantially dependent on these arrangements.  The Company can enter into arrangements with new suppliers or discontinue the arrangements with the current suppliers to suit the Company’s needs and believes that it has sufficient inventory of material to meet the Company’s anticipated needs until such time as a replacement supplier could be identified and engaged.  Accordingly, the Company respectfully submits that the other supply arrangements are not material and that the Company is not required to file such agreements as an exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K.

Notes to Financial Statements

3. Fair Value of Financial Assets and Liabilities, page F-13

15.                               Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of marketable securities by “major security types” and “classes.”  In this regard, please tell us why you did not further disaggregate your corporate debt securities.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Amended DRS.

The Company advises the Staff that, as of December 31, 2014, the Company’s corporate debt securities consisted of ten individual fixed-income securities in the Utility and Industrial industries with credit ratings of A and above and remaining maturities of less than 13 months.  As of December 31, 2013, the Company’s corporate debt securities consisted of eight individual fixed-income securities in the Industrial industry with credit ratings of A and above and remaining maturities of less than 10 months. Based on the similar characteristics of each of the Company’s corporate debt securities relating to business sector, vintage, geographic concentration, credit quality and economic characteristic, the Company concluded that its corporate debt securities should be presented as a single major security type in accordance with ASC 320-10-50-1B.  As these securities are fixed-income securities with credit ratings of “A” and above, the Company determined that, based on their similarities in nature, characteristics and risks, these securities should be reported as a single class in accordance with ASC 820-10-50-2B.  As such, the Company believes that presenting its marketable securities by two major security types (i.e., corporate debt securities and U.S. government agency debt securities) meets the requirements under ASC 320-10-50-1B and ASC 820-10-50-2B.

16.                               You disclose that “in determining the fair value of its marketable securities valued using Level 2 inputs, the Company primarily relied on quoted prices in markets that are not active for identical or similar securities.” Please provide us, for each “class” (see comment 1 above), the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Amended DRS.

The Company advises the Staff that, as of December 31, 2013 and 2014, the Company’s marketable securities consisted of corporate and U.S. government agency debt securities with remaining maturities of less than 15 months and less than 13 months, respectively, each with a fair value equal to at least 99% of its par value. The Company’s marketable securities consist only of fixed-income securities that are held in accounts at a well-established financial institution that uses the services of an independent pricing vendor, which utilizes evaluated and industry-accepted pricing models to determine the fair value of the Company’s fixed-income securities. The third-party pricing service utilizes evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information. The market inputs typically used for valuations of fixed-income securities include trades, bid price or spread, two-sided markets, quotes, benchmark curves, discount rates, market data feeds, financial statements and trustee reports. The Company’s financial institution provides the Company with a report of the third-party pricing service’s valuation results, techniques and types of inputs used to value its securities in each asset class. The Company analyzes this information for the purpose of classifying its securities into an appropriate level within the fair value hierarchy. The Company records its fixed-income securities at the prices provided by the third-party pricing service without adjustment.

In addition, on a quarterly basis, the Company compares the prices obtained from the third-party pricing service to other available independent pricing information to validate the reasonableness of the valuations provided and performs other procedures as part of its internal control over financial reporting. The Company evaluates whether adjustments to third-party pricing is necessary and, historically, the Company has not made adjustments to prices obtained from its third-party pricing service.

Other Comments

17.                               Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response to Comment 17:

The Company acknowledges the Staff’s comment and advises the Staff that it has submitted all exhibits that are available for filing and undertakes to submit any exhibits not previously submitted or submitted with the Amended DRS as soon as practicable.

18.                               Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response to Comment 18:

The Company acknowledges the Staff’s comment and advises the Staff that it does not currently intend to include any graphic, visual, or photographic information in the prospectus other than those that are included in the Amended DRS.  If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the prospectus, it will provide proofs to the Staff prior to its use.

19.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 19:

The Company acknowledges the Staff’s comment.  The Company advises the Staff that it has not yet commenced “testing the waters” meetings with potential investors.  Once the “testing the waters” meetings have commenced, the Company will supplementally provide the Staff with a copy of the presentation that the Company uses in these meetings with qualified institutional buyers or institutional accredited investors.  The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

20.                               Your exhibit index indicates that you have submitted a confidential treatment request with respect to portions of certain of your exhibits. Please note that our comments on your request for confidential treatment will be provided under separate cover.

Response to Comment 20:

The Company acknowledges the Staff’s comment.

*   *   *   *

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (202) 728-7040 or Brian F. Leaf at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Neal Walker, Aclaris Therapeutics, Inc.
Kamil Ali-Jackson, Aclaris Therapeutics, Inc.
Divakar Gupta, Cooley LLP
Brian F. Leaf, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP